Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

GWG HOLDINGS, INC.

Effective as of December 20, 2018

The following amendment is made to the Bylaws (the “Bylaws”) of GWG Holdings, Inc. (the “Corporation”) pursuant to resolutions adopted by the Corporation’s Board of Directors (the “Board”) on December 20, 2018.

1. Section 3.2 of the Bylaws is hereby amended in its entirety to read as follows:

“3.2 Number; Qualification; Term of Office. The Board shall consist of at least three Directors and up to nine Directors, the precise number thereof to be determined from time to time by resolution of the Board. Except as provided in Section 3.3, Directors shall be elected at the annual meeting of Stockholders by a plurality of the votes cast in the applicable election, and each Director shall hold office until his or her successor is elected and qualified, or until the Director’s earlier death, resignation, disqualification or removal. Directors need not be Stockholders, and need not be residents of the State of Delaware.”

2. Except as otherwise expressly modified by this Amendment, all terms, provisions, covenants and agreement contained in the Bylaws shall remain unmodified and in full force and effect.